

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 1, 2024

Patrick Grove
Chief Executive Officer
Catcha Investment Corp
3 Raffles Place #06-01
Bharat Building
Singapore 048617

> **Re: Catcha Investment Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2024**
> **File No. 001-40061**

Dear Patrick Grove:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
The Extension Amendment contemplated by the Extension Amendment Proposal . . ., page 17

1. We note your Form 8-K filed on February 23, 2024 discloses that you received a letter from the NYSE American about the commencement of proceedings to delist your Class A ordinary shares because you failed to consummate a business combination within 36 months of the effectiveness of your initial public offering registration statement. We further note your disclosure in Form 8-K filed on April 23, 2024 stating that you received a written notice from New York Stock Exchange Regulation, Inc. regarding your failure to satisfy NYSE American's continued listing standards since you did not timely file your Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which we note, still has not been filed. Please revise your risk factor to disclose the relevant and current facts that could impact the nature and timing of delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jeffrey Letalien, Esq.